UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

 Q1 2023 Earnings Presentation  May 5, 2023

 DISCLAIMER  Forward Looking Statements  This presentation contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this presentation, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "believe," "could," "estimate," "expect,“, "guidance," "may," "plan,“ "should" or "will" or the negative of such terms or other similar expressions or terminology.  By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this presentation and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect anticipated or unanticipated events or circumstances.  Investors should read the section entitled "Item 3.D.—Risk Factors" and the description of our segments and business sectors in the section entitled "Item 4.B. Information on the Company—Business Overview", each in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission (“SEC”), for a more complete discussion of the risks and factors that could affect us.  Forward-looking statements include, but are not limited to, statements relating to: our anticipated exposure to current market risks, including the potential impact from foreign exchange rates and interest rates on cash available for distribution (“CAFD”); equity investments; CAFD estimates, including per currency, geography and sector; net corporate leverage based on CAFD estimates; debt refinancing; the performance of our long-term contracts; self-amortizing project debt structure and debt reduction; the use of non-GAAP measures as a useful tool for investors; the possibility to extend asset life; dividends; and various other factors, including those factors discussed under “Item 3.D.—Risk Factors” and “Item 5.A.—Operating Results” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC.  The CAFD guidance used in this presentation was estimated as of March 1, 2023. This estimate is based on assumptions believed to be reasonable as of the date Atlantica Sustainable Infrastructure plc (“Atlantica”, the “Company”, “we” or “us”) published its 2022 Financial Results. We disclaim any current intention to update such guidance, except as required by law.   Non-GAAP Financial Measures  This presentation also includes certain non-GAAP financial measures, including Adjusted EBITDA, CAFD and CAFD per share. Non-GAAP financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or net cash provided by operating activities or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Please refer to the appendix of this presentation for a reconciliation of the non-GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS as well as the reasons why management believes the use of non-GAAP financial measures (including CAFD, CAFD per share and Adjusted EBITDA) in this presentation provides useful information to investors.  In our discussion of operating results, we have included foreign exchange impacts in our revenue and Adjusted EBITDA growth. The constant currency presentation is not a measure recognized under IFRS and excludes the impact of fluctuations in foreign currency exchange rates. We believe that constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue and Adjusted EBITDA using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to be a substitute for recorded amounts presented in conformity with IFRS as issued by the IASB nor should such amounts be considered in isolation.

 Key Messages  Revenue and Adjusted EBITDA year-over-year growth of 1.5%1 and 4.0%1 in Q1 2023 on a comparable basis  Compared to Q1 2022, on a constant currency basis  Compared to Q1 2022, excluding $4.1 million from the sale of part of our equity interest in our development company in Colombia to a partner in Q1 2023.  Q1 2023 dividend of $0.445 per share  +12.1% year-over-year CAFD growth in Q1 2023 up to $61.0 million and +4.6%2 year-over-year growth on a comparable basis

 ∆   Excluding FX impact  US$ in million (except CAFD per share)  2023  2022  ∆ Reported  Revenue  242.5  247.5  (2.0)%  Adjusted EBITDA  174.2  173.6  0.3%  CAFD  61.0  54.4  12.1%  CAFD per share2  0.53  0.48  8.9%  HIGHLIGHTS  12.1% CAFD Growth in Q1 2023  Compared to Q1 2022, on a constant currency basis.  CAFD per share is calculated by dividing CAFD for the period by the weighted average number of shares for the period (see reconciliation on page 23).  Compared to Q1 2022, excluding $4.1 million from the sale of part of our equity interest in our development company in Colombia to a partner in Q1 2023.      1.5%1  4.0%1  First Quarter  4.6%3  1.5%3

 HIGHLIGHTS  Performance by Region and Sector  WATER  Q1 2023  Q1 2022  ∆  13.7  13.5  +1%  9.0  9.2  (2)%  RENEWABLES  US$ in million  Q1 2023  Q1 2022  ∆  ∆   Excl. FX impact1  Revenue  172.6  182.1  (5)%  0%  Adjusted EBITDA  119.1  122.2  (3)%  +3%  EFFICIENT NAT. GAS & HEAT  Q1 2023  Q1 2022  ∆  27.4  25.3  +8%  22.6  21.7  +4%  TRANSMISSION LINES  Q1 2023  Q1 2022  ∆  28.8  26.6  +8%  23.5  20.5  15%  By Sector  EMEA  NORTH AMERICA  US$ in million  Q1 2023  Q1 2022  ∆  Revenue  72.8  74.4  (2)%  Adjusted EBITDA  52.0  58.3  (11%)  SOUTH AMERICA  Q1 2023  Q1 2022  ∆  ∆ Excl. FX impact1  126.0  134.6  (6)%  0%  88.4  86.2  +3%  +10%  By Region  Q1 2023  Q1 2022  ∆  43.7  38.5  +14%  33.8  29.1  +16%  Compared to Q1 2022, on a constant currency basis.

 Includes 49% of Vento II production since its acquisition. Includes curtailment in wind assets for which we receive compensation.   Represents total installed capacity in assets owned or consolidated at the end of the period, regardless of our percentage of ownership in each of the assets, except for Vento II, for which we have included our 49% interest.  GWh produced includes 30% share of the production from Monterrey.  Availability refers to the time during which the asset was available to our client totally or partially divided by contracted or budgeted availability, as applicable.  Includes 43 MW corresponding to our 30% share in Monterrey and 55 MWt corresponding to thermal capacity from Calgary District Heating.  WATER  RENEWABLES  TRANSMISSION LINES  EFFICIENT NATURAL GAS & HEAT  Q1 2023  Q1 2022  Availability4  100.8%  104.5%  M ft3 in operation2  17.5  17.5  Q1 2023  Q1 2022  GWh produced1  1,192  1,094  MW in operation2  2,161  2,044  Q1 2023  Q1 2022  GWh produced3  600  625  Availability4  94.9%  100.3%  MW in operation5  398  398  Q1 2023  Q1 2022  Availability4  100.0%  99.9%  Miles in operation  1,229  1,229  KEY OPERATIONAL METRICS  Steady Operational Performance

 Net debt corresponds to gross debt including accrued interest less cash and cash equivalents.  Net corporate debt is calculated as long-term corporate debt plus short-term corporate debt minus cash and cash equivalents at Atlantica’s corporate level.  Net project debt is calculated as long-term project debt plus short-term project debt minus cash and cash equivalents at the consolidated project level.  Net corporate leverage is calculated as net corporate debt divided by midpoint 2023 CAFD guidance before corporate debt service. CAFD before corporate debt service is calculated as CAFD plus corporate debt interest paid by Atlantica.  US$ in million  As of Mar. 31,  2023  As of Dec. 31,  2022  Net Corporate Debt2  968.0  956.4  Net Project Debt3  4,103.1  4,012.9  Net Corporate debt / CAFD pre corporate debt service4  3.3x  NET DEBT  Net Corporate Debt to CAFD pre corporate interest at 3.3x  Net Debt Position1

 Appendix

 CURRENCY  SECTOR  GEOGRAPHY  Based on CAFD estimates for the 2023-2026 period as of March 1, 2023, for the assets as of December 31, 2022, including assets that have reached COD before March 1, 2023. See “Disclaimer – Forward Looking Statements”.  Euro denominated cash flows from Spanish assets, net of euro-denominated corporate interest payments and general and administrative expenses, are hedged through currency options on a rolling basis 100% for the next 12 months and 75% for the following 12 months.  Based on weighted outstanding debt as of March 31, 2023.  of interest rates in project debt are fixed or hedged3  90  Denominated  in USD or hedged1,2%  >  70% Renewable  15% Eff. Natural Gas & Heat  12% Transmission Lines   3% Water  40% North America  34% Europe  18% South America   8% RoW  SIZEABLE AND DIVERSIFIED ASSET PORTFOLIO  Portfolio Breakdown Based on Estimated CAFD1  INTEREST RATES  ~92%

 Consolidated cash as of March 31, 2023, increase by $1.9 million vs December 31, 2022, including FX translation differences of $1.4 million.  CASH FLOW  Operating Cash Flow  US$ in million   2023  2022  Adjusted EBITDA  174.2  XX  173.6  Share in Adjusted EBITDA of unconsolidated affiliates  (11.8)  (14.2)  Net interest and income tax paid  (30.2)  (16.5)  Changes in working capital   (93.3)  )  (19.0)  Non-monetary adjustments and other  2.8  13.4  OPERATING CASH FLOW  41.7  137.3   Acquisitions of subsidiaries and entities under the equity method and investments in assets under development and construction  (9.5)  (42.6)   Distributions from entities under the equity method & other   10.4  29.7  INVESTING CASH FLOW  0.9  (12.9)  FINANCING CASH FLOW   (42.1)  (8.8)  Net change in consolidated cash1  0.4  115.6  First Quarter

Q1 2023 Earnings Presentation

Atlantica
Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Key Financials by Quarter (1/2)

Key Financials US$ in thousands	1Q21	2Q21	3Q21	4Q21	2021	1Q22	2Q22	3Q22	4Q22	2022	1Q23
Revenue	**268,178**	**342,997**	**329,244**	**271,331**	**1,211,749**	**247,452**	**307,832**	**303,121**	**243,624**	**1,102,029**	**242,509**
Adjusted EBITDA	**171,249**	**232,985**	**229,846**	**190,307**	**824,388**	**173,626**	**228,678**	**228,336**	**166,459**	**797,100**	**174,204**
Atlantica's pro-rata share of EBITDA from unconsolidated affiliates	(3,298)	(4,295)	(8,451)	(15,013)	(31,057)	(14,202)	(15,988)	(7,387)	(8,192)	(45,769)	(11,796)
Non-monetary items	(6,834)	8,625	33,675	20,346	55,809	10,413	10,940	10,839	(4,196)	27,996	649
Accounting provision for electricity market prices in Spain	*(659)*	*11,643*	*41,582*	*24,489*	*77,055*	*7,141*	*10,585*	*10,507*	*(2,980)*	*25,253*	*(1,153)*
Difference between billings and revenue in assets accounted for as concessional financial assets	*8,501*	*11,659*	*6,771*	*11,959*	*38,890*	*18,169*	*15,050*	*14,978*	*13,434*	*61,630*	*16,441*
Income from cash grants in the US	*(14,678)*	*(14,678)*	*(14,678)*	*(14,678)*	*(58,711)*	*(14,897)*	*(14,695)*	*(14,645)*	*(14,650)*	*(58,888)*	*(14,639)*
Other non-monetary items	-	-	-	*(1,424)*	*(1,424)*	-	-	-	-	-	-
Maintenance Capex	(3,278)	(1,098)	(246)	(13,100)	(17,722)	(2,844)	(3,614)	(7,283)	(4,847)	(18,588)	(7,630)
Dividends from unconsolidated affiliates	8,799	4,431	11,385	10,268	34,883	31,870	11,921	12,411	11,493	67,695	12,401
Net interest and income tax paid	(30,872)	(132,857)	(45,301)	(133,234)	(342,263)	(16,546)	(112,705)	(32,885)	(115,148)	(277,284)	(30,179)
Changes in other assets and liabilities	35,459	(1,699)	(11,873)	21,806	43,696	(5,588)	6,415	52,186	49,885	102,896	(92,980)
Deposits into/withdrawals from debt service accounts[1]	(29,639)	17,229	(8,456)	23,595	2,729	11,805	8,020	(20,503)	33,696	33,018	9,820
Change in non-restricted cash at project companies[1]	(71,162)	47,730	(89,947)	115,588	2,209	(103,116)	51,501	(135,718)	125,662	(61,672)	43,114
Dividends paid to non-controlling interests	(4,215)	(7,395)	(11,717)	(4,807)	(28,134)	(6,221)	(9,800)	(10,421)	(12,767)	(39,209)	(6,011)
Principal amortization of indebtedness net of new indebtedness at projects	(14,972)	(104,999)	(40,336)	(158,684)	(318,991)	(24,789)	(112,427)	(27,912)	(183,183)	(348,311)	(30,543)
Cash Available For Distribution (CAFD)	**51,237**	**58,657**	**58,580**	**57,073**	**225,547**	**54,407**	**62,941**	**61,662**	**58,862**	**237,872**	**61,049**
Dividends declared[2]	47,643	47,807	48,493	49,479	193,422	50,202	51,332	51,645	51,645	204,824	51,688
# of shares[3]	110,797,738	111,178,846	111,477,263	112,451,438		114,095,845	115,352,085	116,055,126	116,055,126		116,153,273
DPS (in $ per share)	**0.43**	**0.43**	**0.435**	**0.44**	**1.735**	**0.44**	**0.445**	**0.445**	**0.445**	**1.775**	**0.445**

(1) "Deposits into/ withdrawals from restricted accounts" and "Change in non-restricted cash at project level" are calculated on a constant currency basis to reflect actual cash movements isolated from the impact of variations generated by foreign exchange changes during the period. Prior periods have been recalculated to conform to this presentation.
(2) Dividends are paid to shareholders in the quarter after they are declared.
(3) Number of shares outstanding on the record date corresponding to each dividend, except the shares issued under the ATM program between the dividend declaration date and the dividend record date, as applicable.

11

Q1 2023 Earnings Presentation

Atlantica
Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Key Financials by Quarter (2/2)

US$ in million **Debt Details**	1Q21	2Q21	3Q21	4Q21	2021	1Q22	2Q22	3Q22	4Q22	2022	1Q23
Project Debt	5,200.2	5,374.2	5,278.9	5,036.2	5,036.2	5,037.0	4,735.5	4,621.9	4,553.1	4,553.1	4,596.6
Project Cash	(624.6)	(603.1)	(685.0)	(534.4)	(534.4)	(625.9)	(545.1)	(675.8)	(540.2)	(540.2)	(493.5)
Net Project Debt	**4,575.6**	**4,771.1**	**4,593,9**	**4,501.8**	**4,501.8**	**4,411.1**	**4,190.4**	**3,946.1**	**4,012.9**	**4,012.9**	**4,103.1**
Corporate Debt	965.3	1,025.1	1,030.1	1,023.1	1,023.1	1,056.1	1,000.1	955.5	1,017.2	1,017.2	1,077.4
Corporate Cash	(434.2)	(83.2)	(78.6)	(88.3)	(88.3)	(113.1)	(123.1)	(105.8)	(60.8)	(60.8)	(109.4)
Net Corporate Debt	**531.1**	**941.8**	**951.5**	**934.8**	**934.8**	**943.0**	**877.0**	**849.7**	**956.4**	**956.4**	**968.0**
Total Net Debt	**5,106.7**	**5,713.0**	**5,545.1**	**5,436.6**	**5,436.6**	**5,354.1**	**5,067.4**	**4,795.8**	**4,969.3**	**4,969.3**	**5,071.1**
Net Corporate Debt / CAFD pre corporate interests[1]	**2.6x**[2]	**3.4x**	**3.5x**	**3.5x**	**3.5x**	**3.3x**	**3.1x**	**3.0x**	**3.4x**	**3.4x**	**3.3x**

(1) Ratios presented are the ratios shown on each earnings presentation relating to such period.
(2) Net corporate debt as of March 31, 2021, was calculated pro-forma including the payment of $170 million for the Coso investment ($130 million equity investment paid in April 2021 and additional $40 million paid in July 2021 to reduce debt).

12

Q1 2023 Earnings Presentation

Atlantica Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Segment Financials by Quarter

Revenue US $ in thousands	1Q21	2Q21	3Q21	4Q21	2021	1Q22	2Q22	3Q22	4Q22	2022	1Q23
by Geography											
NORTH AMERICA	60,585	118,216	129,860	87,114	395,775	74,304	124,968	124,423	81,352	405,047	72,840
SOUTH AMERICA	38,308	40,043	38,778	37,856	154,985	38,528	39,804	44,217	43,892	166,441	43,720
EMEA	169,285	217,726	160,606	146,361	660,989	134,620	143,060	134,481	118,380	530,541	125,949
by Business Sector											
RENEWABLES	199,679	271,945	254,132	202,768	928,525	182,101	238,234	232,423	168,619	821,377	172,600
EFFICIENT NAT. GAS & HEAT	28,408	30,097	35,019	30,168	123,692	25,327	28,091	28,526	31,647	113,591	27,403
TRANSMISSION LINES	26,614	26,975	26,840	25,251	105,680	26,620	28,234	28,425	29,994	113,273	28,831
WATER	13,477	13,979	13,253	13,143	53,852	13,404	13,273	13,747	13,364	53,788	13,674
Total Revenue	**268,178**	**342,996**	**329,244**	**271,331**	**1,211,749**	**247,452**	**307,832**	**303,121**	**243,624**	**1,102,029**	**242,509**

Adjusted EBITDA	1Q21	2Q21	3Q21	4Q21	2021	1Q22	2Q22	3Q22	4Q22	2022	1Q23
by Geography											
NORTH AMERICA	40,287	94,574	108,500	68,442	311,803	58,266	102,913	96,981	51,828	309,988	51,969
SOUTH AMERICA	29,943	30,279	30,404	28,921	119,547	29,129	29,715	36,236	31,471	126,551	33,788
EMEA	101,019	108,133	90,942	92,944	393,038	86,231	96,051	95,118	83,161	360,561	88,447
by Business Sector											
RENEWABLES	117,036	177,995	169,830	137,722	602,583	122,223	174,606	173,022	118,165	588,016	119,122
EFFICIENT NAT. GAS & HEAT	23,182	24,039	29,166	23,548	99,935	21,699	22,315	22,794	17,752	84,560	22,610
TRANSMISSION LINES	21,203	21,319	21,721	19,392	83,635	20,523	22,656	23,047	21,784	88,010	23,470
WATER	9,828	9,633	9,129	9,645	38,235	9,181	9,102	9,473	8,758	36,514	9,002
Total Adjusted EBITDA	**171,249**	**232,985**	**229,846**	**190,307**	**824,388**	**173,626**	**228,678**	**228,336**	**166,459**	**797,100**	**174,204**

13

Q1 2023 Earnings Presentation

Atlantica Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Key Performance Indicators

Capacity in operation (at the end of the period)		1Q21	2Q21	3Q21	4Q21	2021	1Q22	2Q22	3Q22	4Q22	2022	1Q23
RENEWABLES[1]	(MW)	1,591	2,018	2,022	2,044	2,044	2,044	2,048	2,121	2,121	2,121	2,161
EFFICIENT NAT. GAS & HEAT[2]	(MW)	343	398	398	398	398	398	398	398	398	398	398
TRANSMISSION LINES	(Miles)	1,166	1,166	1,166	1,166	1,166	1,229	1,229	1,229	1,229	1,229	1,229
WATER[1]	(Mft^3/day)	17.5	17.5	17.5	17.5	17.5	17.5	17.5	17.5	17.5	17.5	17.5

Production / Availability		1Q21	2Q21	3Q21	4Q21	2021	1Q22	2Q22	3Q22	4Q22	2022	1Q23
RENEWABLES[3]	(GWh)	606	1,377	1,477	1,195	4,655	1,094	1,554	1,507	1,164	5,319	1,192
EFFICIENT NAT. GAS & HEAT	(GWh)[4]	542	501	622	627	2,292	625	626	647	603	2,501	600
	(availability %)[5]	98.3%	100.1%	101.1%	103.0%	100.6%	100.3%	99.9%	101.1%	95.1%	98.9%	94.9%
TRANSMISSION LINES	(availability %)[5]	100.0%	99.9%	100.0%	100.0%	100.0%	99.9%	99.9%	100.0%	100.0%	100.0%	100.0%
WATER	(availability %)[5]	97.5%	101.9%	99.8%	91.9%	97.9%	104.5%	99.9%	103.3%	101.4%	102.3%	100.8%

(1) Represents total installed capacity in assets owned or consolidated at the end of the period, regardless of our percentage of ownership in each of the assets, except for Vento II, for which we have included our 49% interest.
(2) Includes 43 MW corresponding to our 30% share in Monterrey and 55 MWt corresponding to thermal capacity from Calgary District Heating since May 14, 2021.
(3) Includes 49% of Vento II production since its acquisition. Includes curtailment in wind assets for which we receive compensation.
(4) GWh produced includes 30% share of the production from Monterrey.
(5) Availability refers to the time during which the asset was available to our client totally or partially divided by contracted or budgeted availability, as applicable.

14

Q1 2023 Earnings Presentation

Atlantica
Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Capacity Factors

Historical Capacity Factors[1]		1Q21	2Q21	3Q21	4Q21	2021	1Q22	2Q22	3Q22	4Q22	2022	1Q23
SOLAR												
	US	18.0%	38.6%	31.0%	17.0%	26.1%	17.2%	39.1%	32.4%	16.6%	26.3%	15.2%
	Chile[2]	28.4%	20.9%	20.6%	25.8%	23.9%	25.3%	20.4%	24.6%	28.8%	24.8%	27.6%
	Spain	9.1%	24.8%	29.6%	10.7%	18.6%	7.3%	23.6%	27.9%	5.8%	16.2%	11.7%
	Italy	-	-	18.6%	8.3%	16.5%	12.7%	19.7%	20.0%	9.2%	15.4%	11.8%
	Kaxu	38.9%	26.9%	20.2%	48.4%	33.6%	36.9%	27.2%	28.8%	44.6%	34.4%	45.2%
WIND												
	US	-	-	21.6%	35.4%	28.3%	38.1%	35.6%	20.3%	34.8%	32.2%	37.7%
	Uruguay[3]	32.6%	38.3%	38.2%	38.3%	36.9%	34.5%	27.7%	38.2%	41.8%	35.6%	33.6%

(1) Capacity factor ratio represents actual electrical energy output over a given period of time divided by the maximum possible electrical energy output assuming continuous operation at full nameplate capacity over that period. Historical Capacity Factors are calculated from the date of entry into operation or the acquisition of each asset. Some capacity factors are not indicative of a full period of operations.
(2) Includes Chile PV 2 since Q1 2021 and Chile PV 3 since Q3 2022.
(3) Includes curtailment production in wind assets for which we receive compensation.

15

 Exchange rates as of March 31, 2023 (EUR/USD = 1.0730) and December 31, 2022 (EUR/USD = 1.0705).  Restricted cash is cash which is restricted generally due to requirements of certain project finance agreements.  US $ in million1  As of Mar. 31  2023  As of Dec. 31  2022  Corporate cash at Atlantica  109.4  60.8  Existing available revolver capacity  365.1  385.1  Total Corporate Liquidity  474.5  445.9  Cash at project companies  493.5  540.2   - Restricted2  202.0  207.6   - Other  291.5  332.6  LIQUIDITY  Liquidity Position

 Key principle: non-recourse project financing in ring-fenced subsidiaries  100% project debt self-amortizing progressively before the end of the contracted life  Low interest rate risk, with +92% of interest rates fixed or hedged  ~$2bn planned debt reduction in the next 5 years1  FINANCING   Self-Amortizing Project Debt Structure  Project debt amortization schedule as of December 31, 2022. Does not include new project debt.

 Weighted Average Life  Project debt term  PPAs with predefined prices for ~14 years on average1   Refinancing opportunities could increase CAFD in earlier years  Possibility to extend life in many assets (excluding   ATN and ATS)  Tails in most assets after debt amortization  Contract term2  Calculated as weighted average years remaining as of March 31, 2023 based on CAFD estimates for the 2023-2026 period, including assets that have reached COD before March 1, 2023. See “Disclaimer – Forward Looking Statements”.  Regulation term in the case of Spain and Chile TL3.  (3) From the total amount of $211 million project debt, $74 million are progressively repaid following a theoretical 2036 maturity, with a legal maturity in 2027. The remaining $137 million are expected to be refinanced in or before 2027.   LONG-TERM STABLE CASH FLOW  Portfolio of Assets  3

 CORPORATE DEBT DETAILS  Corporate Debt as of March 31, 2023  No significant maturities in the near term  Exchange rates as of March 31, 2023 (EUR/USD = 1.0905).  Amounts include principal amounts outstanding, unless stated otherwise.  As of March 31, 2023, letters of credit with face value in an amount equal to $24.9 million were outstanding and $365.1 million was available under the Revolving Credit Facility. The latter has a total limit of $450 million.  US $ in million1  Maturity  Amounts2  Credit Facilities  (Revolving Credit Facility)3  2024  59.5  (Other facilities)4  2023 – 2028  50.4  Green Exchangeable Notes5  2025  107.8  2020 Green Private Placement6  (€ denominated)  2026  314.3  Note Issuance Facility 20207   (€ denominated)  2027  150.1  Green Senior Notes8  2028  395.3  Total  1,077.4  Other facilities include the Commercial Paper Program, accrued interest payable and other debt.   Senior unsecured notes dated July 17, 2020, exchangeable into ordinary shares of Atlantica, cash, or a combination of both, at Atlantica’s election.  Senior secured notes dated April 1, 2020, of €290 million.  Senior unsecured note facility dated July 8, 2020, of €140 million.  Green Senior Unsecured Notes dated May 18, 2021, of $400 million.

 Our management believes Adjusted EBITDA, CAFD and CAFD per share are useful to investors and other users of our financial statements in evaluating our operating performance because such measures provide investors with additional tools to compare business performance across companies and across periods. Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. Our management believes CAFD and CAFD per share are relevant supplemental measure of the Company’s ability to earn and distribute cash returns to investors and is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, CAFD and CAFD per share are used by our management team for determining future acquisitions and managing our growth. Our management uses Adjusted EBITDA, CAFD and CAFD per share as measures of operating performance to assist in comparing performance from period to period and aims to use them on a consistent basis moving forward. They also readily view operating trends as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations, and for communicating with our board of directors, shareholders, creditors, analysts and investors concerning our financial performance. Adjusted EBITDA, CAFD and CAFD per share are widely used by other companies in the same industry.  We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures employed by other companies and they may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Some of the limitations of these non-GAAP measures are:  they do not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;   they do not reflect changes in, or cash requirements for, our working capital needs;  they may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA, CAFD and CAFD per share do not reflect any cash requirements that would be required for such replacements;  some of the exceptional items that we eliminate in calculating Adjusted EBITDA reflect cash payments that were made, or will be made in the future; and  the fact that other companies in our industry may calculate Adjusted EBITDA, CAFD and CAFD per share differently than we do, which limits their usefulness as comparative measures.  We define Adjusted EBITDA as profit/(loss) for the period attributable to the parent company, after previously adding back loss/(profit) attributable to non-controlling interest, income tax expense, financial expense (net), depreciation, amortization and impairment charges of entities included in our consolidated financial statements and depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro-rata of our equity ownership). CAFD is calculated as cash distributions received by the Company from its subsidiaries minus cash expenses of the Company, including debt service and general and administrative expenses. CAFD per share is calculated by dividing CAFD for the period by weighted average number of shares for the period.  NON-GAAP FINANCIAL INFORMATION  Reconciliation of Non-GAAP Measures

 Information presented as the pro-rata share of our unconsolidated affiliates reflects our proportionate ownership of each asset in our property portfolio that we do not consolidate and has been calculated by multiplying our unconsolidated affiliates’ financial statement line items by our percentage ownership thereto. Note 7 to our consolidated financial statements as of and for the period ended March 31, 2023 includes a description of our unconsolidated affiliates and our pro rata share thereof. We do not control the unconsolidated affiliates. Multiplying our unconsolidated affiliates’ financial statement line items by our percentage ownership may not accurately represent the legal and economic implications of holding a noncontrolling interest in an unconsolidated affiliate. We include pro-rata share of depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates because we believe it assists investors in estimating the effect of such items in the profit/(loss) of entities carried under the equity method (which is included in the calculation of our Adjusted EBITDA) based on our economic interest in such unconsolidated affiliates. Each unconsolidated affiliate may report a specific line item in its financial statements in a different manner. In addition, other companies in our industry may calculate their proportionate interest in unconsolidated affiliates differently than we do, limiting the usefulness of such information as a comparative measure. Because of these limitations, the information presented as the pro-rata share of our unconsolidated affiliates should not be considered in isolation or as a substitute for our or such unconsolidated affiliates’ financial statements as reported under applicable accounting principles.  NON-GAAP FINANCIAL INFORMATION  Reconciliation of Non-GAAP Measures

 “Deposits into/ withdrawals from restricted accounts” and “Change in non-restricted cash at project level” are calculated on a constant currency basis to reflect actual cash movements isolated from the impact of variations generated by foreign exchange changes during the period.   (in thousands of U.S. dollars)  For the three-month period ended March 31     2023     2022  Profit/(loss) for the period attributable to the Company  (10,990)  (12,042)  Profit/(loss) attributable to non-controlling interest  5,017  2,200  Income tax  (9,656)  (3,906)  Depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of our equity ownership)  5,609  5,982  Financial expense, net  80,434  80,467  Depreciation, amortization, and impairment charges  103,790  100,925  Adjusted EBITDA  174,204  173,626  Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates  (11,796)  (14,202)  Non-monetary items  649  10,413   Accounting provision for electricity market prices in Spain  (1,153)  7,141   Difference between billings and revenue in assets accounted for as concessional financial assets  16,441  18,169   Income from cash grants in the US  (14,639)  (14,897)  Maintenance Capex  (7,630)  (2,844)  Dividends from equity method investments  12,401  31,870  Net interest and income tax paid  (30,179)  (16,546)  Changes in other assets and liabilities  (92,980)  (5,588)     Deposits into/ withdrawals from restricted accounts1  9,820  11,805  Change in non-restricted cash at project level1  43,114  (103,116)  Dividends paid to non-controlling interests  (6,011)  (6,221)  Debt principal repayments  (30,543)  (24,789)  Cash Available For Distribution  61,049  54,407  RECONCILIATION  Reconciliation of CAFD and Adjusted EBITDA to Profit for the period attributable to the Company

 RECONCILIATION  Reconciliation of Adjusted EBITDA to Net Cash Provided by Operating Activities  (in thousands of U.S. dollars)  For the three-month period ended March 31  For the three-month period ended June 30     2023  2022  Net cash provided by operating activities  41,706  137,315  Net interest and income tax paid   30,179  16,546  Changes in working capital   93,263  19,047  Non-monetary items & other  (2,740)  (13,484)  Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates  11,796  14,202  Adjusted EBITDA  174,204  173,626  Reconciliation of CAFD to CAFD per share  For the three-month period ended March 31     2023  2022  CAFD (in thousands of U.S. dollars)  61,049  54,407  Weighted average number of shares (basic) for the period (in thousands)  116,140  112,741  CAFD per share (in U.S. dollars)  0.5257  0.4826

Q1 2023 Earnings Presentation

Atlantica
Sustainable Infrastructure

AT A GLANCE

Sizeable and Diversified Asset Portfolio

As of May 5, 2023

RENEWABLE ENERGY

ASSET	TYPE	STAKE	LOCATION	GROSS CAPACITY	OFFTAKER	RATING[1]	YEARS IN CONTRACT LEFT[6]	CURRENCY
Solana		100%	USA (Arizona)	280 MW	APS	BBB+/A3/BBB+	21	USD
Mojave		100%	USA (California)	280 MW	PG&E	BB-/Ba2/BB+	17	USD
Coso		100%	USA (California)	135 MW	SCPPA & two CCAs[4]	Investment grade[4]	19	USD
Elkhorn Valley[7]		49%	USA (Oregon)	101 MW	Idaho Power Company	BBB/Baa1/--	5	USD
Prairie Star[7]		49%	USA (Minnesota)	101 MW	Great River Energy	--/A3/A-	5	USD
Twin Groves II[7]		49%	USA (Illinois)	198 MW	Exelon Generation Co.	BBB/Baa2/--	3	USD
Lone Star II[7]		49%	USA (Texas)	196 MW	n/a	n/a	n/a	USD
Chile PV 1		35%	Chile	55 MW	n/a	n/a	n/a	USD[3]
Chile PV 2		35%	Chile	40 MW	n/a	Not rated	8	USD[3]
Chile PV 3		35%	Chile	73 MW	n/a	n/a	n/a	USD[3]
La Sierpe		100%	Colombia	20 MW	Coenersa[5]	Not rated	13	COP
La Tolua		100%	Colombia	20 MW	Coenersa[5]	Not rated	10	COP
Tierra Linda		100%	Colombia	10 MW	Coenersa[5]	Not rated	10	COP
Albisu		100%	Uruguay	10 MW	Montevideo Refrescos	Not rated	15	UYU
Palmatir		100%	Uruguay	50 MW	UTE	BBB+/Baa2/BBB-[2]	11	USD
Cadonal		100%	Uruguay	50 MW	UTE	BBB+/Baa2/BBB-[2]	12	USD
Melowind		100%	Uruguay	50 MW	UTE	BBB+/Baa2/BBB-[2]	13	USD
Mini-Hydro		100%	Peru	4 MW	Peru	BBB/Baa1/BBB	10	USD[3]

(1) Reflects the counterparties' issuer credit ratings issued by S&P, Moody's and Fitch, respectively, as of May 3, 2023.
(2) It refers to the credit rating of Uruguay, as UTE is unrated.
(3) USD denominated but payable in local currency.
(4) Refers to the credit rating of two Community Choice Aggregators: Silicon Valley Clean Energy and Monterrey Bar Community Power, both with A rating from S&P; Southern California Public Power Authority, the third off-taker, is not rated.
(5) Largest electricity wholesaler in Colombia.
(6) As of March 31, 2023.
(7) Part of Vento II portfolio.

24

Q1 2023 Earnings Presentation

Atlantica Sustainable Infrastructure

AT A GLANCE

Sizeable and Diversified Asset Portfolio

As of May 5, 2023	ASSET	TYPE	STAKE	LOCATION	GROSS CAPACITY	OFFTAKER	RATING[1]	YEARS IN CONTRACT LEFT[6]	CURRENCY
RENEWABLE ENERGY	Solaben 2/3		70%	Spain	2x50 MW	Kingdom of Spain	A/Baa1/A-	14/15	EUR[4]
	Solacor 1/2		87%	Spain	2x50 MW	Kingdom of Spain	A/Baa1/A-	14/14	EUR[4]
	PS 10/20		100%	Spain	31 MW	Kingdom of Spain	A/Baa1/A-	9/11	EUR[4]
	Helioenergy 1/2		100%	Spain	2x50 MW	Kingdom of Spain	A/Baa1/A-	14/14	EUR[4]
	Helios 1/2		100%	Spain	2x50 MW	Kingdom of Spain	A/Baa1/A-	14/14	EUR[4]
	Solnova 1/3/4		100%	Spain	3x50 MW	Kingdom of Spain	A/Baa1/A-	12/12/12	EUR[4]
	Solaben 1/6		100%	Spain	2x50 MW	Kingdom of Spain	A/Baa1/A-	15/15	EUR[4]
	Seville PV		80%	Spain	1 MW	Kingdom of Spain	A/Baa1/A-	13	EUR[4]
	Italy PV 1		100%	Italy	1.6 MW	Italy	BBB/Baa3/BBB	8	EUR[4]
	Italy PV 2		100%	Italy	2.1 MW	Italy	BBB/Baa3/BBB	8	EUR[4]
	Italy PV 3		100%	Italy	2.5 MW	Italy	BBB/Baa3/BBB	9	EUR[4]
	Italy PV 4		100%	Italy	3.6 MW	Italy	BBB/Baa3/BBB	8	EUR[4]
	Kaxu		51%	South Africa	100 MW	Eskom	BB-/Ba2/BB-[2]	12	ZAR
EFFICIENT NAT. GAS & HEAT	Calgary		100%	Canada	55 MWt	22 High quality clients[3]	~41% A+ or higher[3]	18	CAD
	ACT		100%	Mexico	300 MW	Pemex	BBB/B1/BB-	10	USD[5]
	Monterrey		30%	Mexico	142 MW	Industrial Customers	Not rated	23	USD[5]
TRANSMISSION LINES	ATN		100%	Peru	379 miles	Peru	BBB/Baa1/BBB	18	USD[5]
	ATS		100%	Peru	569 miles	Peru	BBB/Baa1/BBB	21	USD[5]
	ATN 2		100%	Peru	81 miles	Minera Las Bambas	Not rated	10	USD[5]
	Quadra 1/2		100%	Chile	49 miles / 32 miles	Sierra Gorda	Not rated	12/12	USD[5]
	Palmucho		100%	Chile	6 miles	Enel Generacion Chile	BBB/-/BBB+	15	USD[5]
	Chile TL 3		100%	Chile	50 miles	CNE	A/A2/A-	n/a	USD[5]
	Chile TL 4		100%	Chile	63 miles	Several Mini-hydro plants	Not rated	49	USD
WATER	Skikda		34%	Algeria	3.5 Mft^3/day	Sonatrach & ADE	Not rated	11	USD[5]
	Honaine		26%	Algeria	7 Mft^3/day	Sonatrach & ADE	Not rated	14	USD[5]
	Tenes		51%	Algeria	7 Mft^3/day	Sonatrach & ADE	Not rated	17	USD[5]

(1) Reflects the counterparties' issuer credit ratings issued by S&P, Moody's and Fitch, respectively, as of May 3, 2023.
(2) It refers to the credit rating of the Republic of South Africa.
(3) Diversified mix of 22 high credit quality clients (~41% A+ rating or higher, the rest unrated).
(4) Gross cash in euros dollarized through currency hedges.
(5) USD denominated but payable in local currency.
(6) As of March 31, 2023.

25

Great West House, GW1, 17th floor,  Great West Road  Brentford TW8 9DF  London (United Kingdom)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

/s/ Santiago Seage
	Name:	Santiago Seage
	Title:	Chief Executive Officer

Date: May 5, 2023